EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operation in the First Quarter of 2016

SHANGHAI, China, April 11, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Hua Zhu”or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the first quarter ended March 31, 2016.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened (1)	Closed (3)	Net added	As of	Net added	As of
	in Q1 2016	in Q1 2016	in Q1 2016	March 31, 2016	in Q1 2016	March 31, 2016
Leased and owned hotels (2)	13	(2)	11	627	1,827	77,263
Manachised and franchised hotels	231	(16)	215	2,362	23,758	227,165
Total	244	(18)	226	2,989	25,585	304,428
(1) Including 96 hotels merged to Huazhu platform due to Accor-Huazhu strategic alliance in Q1 2016.
(2) Including 7 owned hotels under ibis brand.
(3) Reasons for closures include contract expiration, operating loss and others.

Number of hotels in pipeline as of March 31, 2016
Leased hotels	25
Manachised and franchised hotels	607
Total (4)	632
(4) Including 19 hotels under brands of ibis, ibis Styles, Mercure and Novotel.

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2015	2015	2016
Occupancy rate (as a percentage)
Leased and owned hotels	83%	86%	82%
Manachised hotels	81%	84%	81%
Franchised hotels	66%	67%	62%
Blended	82%	84%	80%
Average daily room rate (in RMB)
Leased and owned hotels	182	201	193
Manachised hotels	161	167	165
Franchised hotels	174	172	169
Blended	168	177	172
RevPAR (in RMB)
Leased and owned hotels	150	172	159
Manachised hotels	131	141	133
Franchised hotels	115	116	105
Blended	137	149	139

Like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,		yoy
	2015	2016	change
Total	1,783	1,783
Leased hotels	584	584
Manachised and franchised hotels	1,199	1,199
Occupancy rate (as a percentage)	84%	83%	-0.9%
Average daily room rate (in RMB)	169	171	0.8%
RevPAR (in RMB)	142	142	-0.3%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2016	March 31, 2016
Economy hotels	195	2,648
HanTing Hotel	56	2,059
Leased hotels	(2)	493
Manachised hotels	58	1,566
Hi Inn	30	332
Leased hotels	-	38
Manachised hotels	13	264
Franchised hotels	17	30
Elan Hotel	21	169
Manachised hotels	14	142
Franchised hotels	7	27
ibis Hotel	82	82
Leased and owned hotels	12	12
Manachised hotels	9	9
Franchised hotels	61	61
ibis Styles Hotel	6	6
Manachised hotels	2	2
Franchised hotels	4	4
Midscale and upscale hotels	31	341
JI Hotel	16	202
Leased hotels	2	77
Manachised hotels	14	125
Starway Hotel	5	123
Leased hotels	(1)	3
Manachised hotels	4	71
Franchised hotels	2	49
Joya Hotel	1	4
Leased hotels	-	2
Manachised hotels	1	2
Manxin Hotels & Resorts	-	2
Leased hotels	-	1
Manachised hotels	-	1
Mercure Hotel	7	8
Leased hotels	-	1
Manachised hotels	6	6
Franchised hotels	1	1
Novotel Hotel	1	1
Manachised hotels	1	1
Grand Mercure Hotel	1	1
Franchised hotels	1	1
Total	226	2,989

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,637	1,637	136	133	-1.9%	160	160	-0.4%	85%	83%	-1.3%
Leased hotels	518	518	138	135	-2.1%	165	165	0.0%	84%	82%	-1.8%
Manachised and franchised hotels	1,119	1,119	134	132	-1.8%	158	157	-0.5%	85%	84%	-1.1%
Midscale and upscale hotels	146	146	203	221	8.8%	256	269	5.0%	79%	82%	2.8%
Leased hotels	66	66	225	252	12.1%	276	293	6.3%	82%	86%	4.4%
Manachised and franchised hotels	80	80	178	184	3.4%	232	237	2.2%	77%	78%	0.9%
Total	1,783	1,783	142	142	-0.3%	169	171	0.8%	84%	83%	-0.9%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2015, the Company had 2,763 hotels or 278,843 rooms in operation in 352 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2015, China Lodging Group operates 27 percent of its hotel rooms under lease model, 73 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com